Exhibit 99.1

News Release

February 13, 2020

TELUS reports strong operational and financial results for

fourth quarter 2019; Announcing leading 2020 consolidated financial targets

Fourth quarter consolidated revenue and EBITDA growth of 2.5 and 7.9 per cent; Annual consolidated revenue and EBITDA growth of 3.2 and 8.4 per cent, achieving original revenue and EBITDA targets for 2019

Strong fourth quarter customer growth of 176,000 net additions, reflecting broadband network leadership and customer service excellence

Consistent wireless net additions of 130,000, including 70,000 high-quality mobile phone additions and 60,000 mobile connected device additions; Industry-best postpaid churn below 1 per cent for sixth consecutive year

Industry-leading wireline customer additions of 46,000 including 28,000 Internet, 15,000 TV and 15,000 Security net new clients, and stable residential voice losses of 12,000

Leading customer growth of 713,000 net additions in 2019, up 21 per cent over 2018

Targeting leading 2020 consolidated revenue and EBITDA growth of up to 8 and 7 per cent; free cash flow targeted to increase to up to $1.7 billion

TELUS announces two-for-one share split to shareholders of record on March 13, 2020, building on our leading shareholder-friendly initiatives

Vancouver, B.C. — TELUS Corporation today released its unaudited results for the fourth quarter of 2019. For the quarter, consolidated operating revenue of $3.9 billion increased by 2.5 per cent over the same period a year ago, driven by growth in wireless network revenue and wireline data services revenue. Earnings before interest, income taxes, depreciation and amortization (EBITDA) increased by 10.8 per cent to $1.4 billion and when excluding restructuring and other costs and non-recurring losses and equity losses related to real estate joint ventures, Adjusted EBITDA was up 7.9 per cent. This growth reflects higher wireless network revenue driven by a growing subscriber base, growth in wireline data service margins, a higher EBITDA contribution from our CCBS and health businesses, and the effects of implementing IFRS 16. This was partly offset by continued declines in wireline legacy voice and legacy data services, a decline in contribution from our legacy business services as well as lower gains on sales of assets. Applying a retrospective IFRS 16 simulation to fiscal 2018 results, pro forma Adjusted EBITDA growth was approximately 3.0 per cent, or 5.2 per cent excluding an atypical decline in wholesale roaming revenue and gains on sales of assets in the same period a year ago.

For the quarter, net income of $379 million increased by 3.0 per cent over the same period last year and Basic earnings per share (EPS) of $0.61 increased by 1.7 per cent driven by EBITDA growth, partly offset by higher depreciation and amortization due to growth in our asset base, including from investments in our broadband technologies and business acquisitions, and increased financing costs. When excluding the effects of restructuring and other costs, income tax-related adjustments, and non-recurring losses and equity losses related to real estate joint ventures, adjusted net income of $400 million decreased by 2.2 per cent compared to the prior year, while adjusted basic EPS of $0.67 was down 2.9 per cent.

“In 2019, TELUS continued its track record of delivering strong and consistent financial and operating results in both wireless and wireline, a trend the TELUS team has demonstrated over the long-term” said Darren Entwistle, President and CEO. “Both 2019 and the fourth quarter were characterized by profitable growth, with a thoughtful balance between continuing to meaningfully grow our customer base and enhancing profitability. The fourth quarter concluded another year of robust customer growth where we added a leading 713,000 net customer additions, while achieving our annual revenue and EBITDA growth targets for the ninth consecutive year. This continued performance is achieved thanks to the unwavering dedication of the TELUS team to execute on our longstanding growth strategy, despite an intensely competitive environment. Moreover, our team’s commitment to providing an industry-best customer experience enabled TELUS to continue our leadership in customer loyalty, and achieve our sixth consecutive year of industry-leading postpaid wireless churn below one per cent.”

Mr. Entwistle added, “Our success is also underpinned by the significant, continued investments we are making in our leading network. In 2019, TELUS earned the top spot in all five major wireless network reporting, including accolades from Opensignal, J.D. Power, PCMag, Ookla and Tutela. These recognitions reinforce the superiority of our networks and the value of our ongoing capital investments in broadband technologies. Our 2019 awards build on our outstanding record of achievement with respect to network excellence, having earned the top spot in four out of five of the major mobile network reporting for the third consecutive year in a row or more, which represents a key differentiator for our organization. Notably, these awards are based on our national networks, inclusive of both urban and rural coverage.”

“Similarly, on the wireline side, in 2019 TELUS PureFibre earned the distinction of providing Canada’s #1 Netflix streaming experience and being the country’s best Wi-Fi provider, complementing our third party wireless network accolades,” Mr. Entwistle continued. “More recently, TELUS was recognized as Canada’s Best Gaming Internet Service Provider for major ISPs in 2020 by PCMag. This is a testament to our leading fibre investments, and the dedication and spirited teamwork of the TELUS team in putting our customers first in everything we do.”

Mr. Entwistle further commented, “Through the success of our broadband technology investments, in combination with our culture of putting our customers first, we have demonstrated our ability to consistently drive profitable growth over the long-term. Our proven strategy gives us the confidence in again delivering on the annual targets for 2020 that we have announced today, including revenue and EBITDA growth of up to 8 and 7 per cent respectively, alongside a meaningful expansion in free cash flow to up to $1.7 billion. Without question, it is the unparalleled execution by our talented team that enables our shareholder-friendly initiatives, notably our multi-year dividend growth program, which is now in its tenth year. In 2019, we returned more than $1.3 billion to shareholders, building on the close to $18 billion we have returned to shareholders since 2004, representing over $29 per share. Consistent with the approximate 7 per cent dividend growth achieved in each of the last three years, and following six consecutive prior years of circa 10 per cent annual dividend growth, we continue to target an additional seven to 10 per cent annual increase in 2020 through 2022. Further amplifying the success of our leading track record of shareholder-friendly initiatives, we are pleased to announce a two-for-one share split effective March 17, 2020, our second share split since 2013. Notably, it will enhance our trading liquidity, doubling our shares outstanding to approximately 1.2 billion, and improve the affordability of our shares for smaller retail investors.”

“Importantly, Canadians want to do business with an organisation that shares their values and puts them first,” continued Mr. Entwistle. “The positive outcomes generated by our focus on answering key societal issues enabled us to create value for all our stakeholders in 2019, including volunteering 1.1 million hours, or 152,000 days, in our communities throughout the year. Moreover, by year-end 2019, we supported tens of thousands of Canadians through our Connecting for Good initiatives, providing 39,000 Canadians from low-income families access to low-cost, subsidized, high-speed internet through TELUS Internet for Good; 3,900 youth aging out of foster care with access to a free smartphone and free data plan through TELUS Mobility for Good; and 22,000 Canadians living on the streets with access to mobile healthcare with TELUS Health for Good. Furthermore, in its inaugural year, the TELUS Friendly Future Foundation, together with our TELUS Community Boards, contributed $8 million to create a brighter future for vulnerable young people in Canada. As a result of our TELUS family’s commitment to giving back, we met all six of our annual social impact targets, and we look forward to setting and meeting our next round of ambitious giving targets in 2020.”

Doug French, TELUS’ Executive Vice-president and Chief Financial Officer, said, “Our results for the fourth quarter reflect our consistent approach to executing in the market, focusing on profitable customer growth as evidenced by our pre-IFRS 15 wireless EBITDA growth rate of 7.8 per cent for the quarter and 6.9 per cent for the full year. Importantly, these strong results are being achieved despite the highly competitive fourth quarter, an atypical decline in wholesale roaming revenue, as well as lapping of gains on sales of assets in the same period a year ago. Notably, excluding the atypical decline in wholesale roaming revenue in the quarter, ARPU, ABPU and network revenue continued to show consistent trends experienced throughout 2019. More specifically, ARPU would have declined by 1.2 per cent while ABPU and network revenue would have increased by 0.3 per cent and 2.0 per cent, respectively, driven by the strong underlying economics of our new service offerings including Peace of Mind, Easy Payment and Family Discounts. Our focused strategy supported our efforts on achieving the revenue and profitability financial targets we originally set out for 2019 one year ago, including revenue and adjusted EBITDA growth of 3.2 and 8.4 per cent. Clearly, our disciplined approach and rigorous execution on our customer friendly plans are driving economically accretive customer growth which will support future profitability and cash flow generation.”

Mr. French added, “For 2020, we expect to deliver another strong year of financial and operational results, fueled by our commitment to remain focused on driving profitable customer growth and ongoing focus on cost efficiency and effectiveness. As planned, we expect strong free cash flow growth in the year ahead, nearly doubling to up to $1.7 billion, driven by robust EBITDA growth, lower cash taxes and strategically focused capital expenditures, before spectrum, of $2.75 billion. Importantly, our cash dividend as a percentage of prospective free cash flow before spectrum is expected to improve significantly and fall within our free cash flow payout ratio of 60 to 75 per cent.”

“As we look forward to 2020 and beyond, we are excited about the future opportunities across our unique and growing asset base, and the cash flow generation those businesses will drive. Our generational and superior fibre build is increasingly nearing completion, enabling our dedicated team to deliver leading services that we can leverage to own the home and offer forward thinking business solutions. These investments are also preparing our evolution to 5G where an expansive and deep fibre footprint will continue to position TELUS’ broadband network among the best globally. Overall, our outlook for profitable growth will support our strong balance sheet position while we look to continue making the right strategic investments to advance our growth strategy.”

In wireless, network revenue increased by 1.5 per cent reflecting 5.5 per cent growth in our subscriber base over the past 12 months, partly offset by a 1.7 per cent decline to mobile phone ARPU due to the impact of declining chargeable usage, competitive pressures on base rate plans, and an atypical decline in wholesale roaming revenue. Excluding the impact of the atypical decline in wholesale roaming revenue, network revenue increased by 2.0 per cent, mobile phone ARPU declined by 1.2 per cent and mobile phone ABPU increased by 0.3 per cent. External wireless operating revenue decreased 0.5 per cent as the previously discussed network revenue growth was offset by a 4.0 per cent decrease in equipment and other service revenues, in addition to lower gains on sales of assets. Excluding the impact of both the atypical decline in wholesale roaming revenue and gains on sales of assets in the same period a year ago, external operating revenue increased by 0.2 per cent.

In wireline, external operating revenue increased by 6.6 per cent due to data services revenue growth of 10.8 per cent. Data services revenue growth was driven by a combination of higher revenues from our diverse portfolio of solutions including customer care and business services (CCBS), internet and third wave data service, home and business smart technology (including security), health, and TV. This data services revenue growth was offset by continued declines to to wireline legacy voice and legacy data revenues, as well as lower gains on sales of assets. Excluding the gains on sales of assets in the same period a year ago, external operating revenue increased by 7.6 per cent.

In the quarter, we added 188,000 new wireless, internet, TV and security customers, down 10,000 over the same quarter a year ago. The net additions included 70,000 mobile phones, 60,000 mobile connected devices, as well as 28,000 internet, 15,000 TV and 15,000 security customers. Our total wireless subscriber base of more than 10 million is up 5.5 per cent over the last twelve months, reflecting a 3.2 per cent increase in our mobile phones subscriber base to over 8.7 million and a 22 per cent increase to our mobile connected devices subscriber base to nearly 1.5 million. Additionally, our internet connections are up 6.6 per cent over the last twelve months, approaching 2 million customers, our TV subscriber base of 1.2 million is higher by 6.1 per cent and our security customer base, including ADT Canada, stands at 608,000.

Consolidated capital expenditures of $742 million increased by 4.4 per cent over the same period a year ago primarily due to increased investments in our network and support IT infrastructure to improve its reliability and capability, in addition to increased 5G investments, as well as business acquisition-related expenditures. At the end of the quarter, our TELUS PureFibre network covered approximately 2.22 million premises, or 70 per cent of our high-speed broadband footprint. This is an increase of approximately 330,000 fibre premises over the last twelve months.

Free cash flow of $135 million increased by 2.3 per cent over the same period a year ago, largely from EBITDA growth, partially offset by higher interest paid, higher cash income taxes paid, and increased capital expenditures. The higher interest paid was due to an increase in our average long-term debt balances outstanding, partly offset by a decrease in the effective interest rate. Free cash flow before income taxes increased by 22 per cent to $209 million.

Consolidated Financial Highlights

C$ millions, except per share amounts	Fourth quarters ended December 31(1)		Per cent
(unaudited)	2019	2018	change
Operating revenues	3,858	3,764	2.5
Operating expenses before depreciation and amortization	2,490	2,529	(1.5)
EBITDA(2)	1,368	1,235	10.8
Adjusted EBITDA(2)(3)	1,413	1,310	7.9
Net income	379	368	3.0
Adjusted net income(2)	400	409	(2.2)
Net income attributable to common shares	368	357	3.1
Basic EPS	0.61	0.60	1.7
Adjusted basic EPS(2)	0.67	0.69	(2.9)
Capital expenditures(4)	742	711	4.4
Free cash flow before income taxes(2)	209	172	21.5
Free cash flow(2)	135	132	2.3
Total subscriber connections(5)(6) (thousands)	15,166	13,947	8.7

(1)         Our results for 2019 reflect the application of IFRS 16, Leases. Our results for periods prior to fiscal 2019 have not been retrospectively adjusted.

(2)         EBITDA, Adjusted net income, adjusted basic EPS and Free cash flow are non-GAAP measures and do not have any standardized meaning prescribed by IFRS-IASB. For further definitions and explanations of these measures, see ‘Non-GAAP and other financial measures’ in this news release.

(3)         Adjusted EBITDA for the fourth quarters of 2019 and 2018 excludes restructuring and other costs of $40 million and $75 million respectively and non-recurring losses and equity losses related to real estate joint ventures of $5 million in the fourth quarter of 2019.

(4)         Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the consolidated financial statements. Refer to Note 31 in our 2019 annual consolidated financial statements for further information.

(5)         The sum of active mobile phone subscribers, mobile connected device subscribers, internet access subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. During the first quarter of 2019, we adjusted cumulative internet subscriber connections to add approximately 16,000 subscribers from acquisitions undertaken during the quarter. Effective for the third quarter of 2019, with retrospective application to the launch of TELUS-branded security services at the beginning of the third quarter of 2018, we have added security subscriber connections to our total subscriber connections. December 31, 2019 security subscriber connections have been increased to include approximately 490,000 subscribers related to our acquisition of ADT Canada (acquired on November 5, 2019).

(6)         Effective for the first quarter of 2019, with retrospective application, we have revised our definition of a wireless subscriber and now report mobile phones and mobile connected devices as separate subscriber bases. As a result of the change, total subscribers and associated operating statistics (gross additions, net additions, churn, ABPU and ARPU) were adjusted to reflect (i) the movement of certain subscribers from the mobile phones subscriber base to the newly created mobile connected devices subscriber base, and (ii) the inclusion of previously undisclosed IoT and mobile health subscribers in our mobile connected devices subscriber base. For additional information on our subscriber definitions, see Section 11.2 Operating indicators in our 2019 Management’s discussion and analysis (MD&A).

Fourth Quarter 2019 Operating Highlights

TELUS wireless

•                  External wireless operating revenue decreased by $11 million or 0.5 per cent, as network revenue growth of 1.5 per cent was offset by a 4.0 per cent decrease to equipment and other service revenues, an atypical decline in wholesale roaming revenue, as well as lower gains on sales of assets. Adjusting for the decline in wholesale roaming revenue and lower gains on sales of assets, external operating revenue increased by 0.2 per cent.

•                  Network revenue increased by $22 million or 1.5 per cent, reflecting 5.5 per cent growth in the subscriber base over the last 12 months, partly offset by declining mobile phone ARPU as discussed below, as well as an atypical decline in wholesale roaming revenue. Excluding the impact to wholesale roaming revenue, network revenue increased by 2.0 per cent.

•                  Equipment and other service revenues decreased by $26 million or 4.0 per cent, reflecting lower wireless contracted volumes, due to market offers including the industry introduction of device financing programs, which provide transparency into full device costs resulting in customers deferring device upgrade purchases, as well as lower prices on certain handsets.

•                  Mobile phone ABPU was $72.79, declined marginally by 0.1 per cent. The slight decrease reflects declines in chargeable usage, the impact of the competitive environment putting pressure on base rate plan prices in the current and prior periods, and the previously mentioned impact to wholesale roaming revenue. This decrease was partly offset by growth from our combined TELUS Easy Payment device financing, Peace of Mind endless data plans and TELUS Family Discounts offerings, which we introduced in the third quarter of 2019, with customers selecting plans with endless data or larger data buckets and higher-value smartphones in the sales mix. Excluding the impact to wholesale roaming revenue, mobile phone ABPU increased by 0.3 per cent.

•                  Mobile phone ARPU was $59.29, reflecting a decrease of 1.7 per cent, as the declines in chargeable usage, competitive pressures on base rate plan prices, and impact to wholesale roaming revenue was only partly offset by the aforementioned increased number of customers selecting plans with endless or larger data buckets. Excluding the impact to wholesale roaming revenue, mobile phone ARPU declined by 1.2 per cent.

•                  Mobile phone churn rate was 1.20 per cent as compared to 1.11 per cent in the same period a year prior, reflecting heightened competitive intensity during the seasonal promotional period. The increase in the mobile phone churn rate was partially mitigated by the utilization of our innovative TELUS Easy Payment device financing program, Peace of Mind endless data plans, Bring-It-Back and TELUS Family Discount offerings, our focus on executing customers first initiatives and retention programs, and our leading network quality.

•                  Total subscriber net additions of 130,000, compared to 142,000 in the prior year. Mobile phone net additions decreased by 7,000, as higher mobile phone gross additions were offset by higher mobile phone churn, as described above. The decrease was also driven by a continued focus on profitable growth and away from lower economic loading in the mobile phone market. Mobile connected device net additions decreased by 5,000, driven by a decline of 36,000 less low or negative-margin tablet loading, partly offset by growth in our Internet of Things offerings.

•                  EBITDA of $896 million increased by $66 million or 8.0 per cent, while Adjusted EBITDA of $911 million increased by $59 million or 6.9 per cent over last year, reflecting higher network revenue growth driven by a larger subscriber base, savings from cost efficiency programs and the implementation of IFRS 16.

•                  Applying a retrospective IFRS 16 simulation to fiscal 2018 results, pro forma wireless Adjusted EBITDA growth was approximately 3.1 per cent, or 4.9 per cent adjusting for roaming and asset sales.

TELUS wireline

•                  External operating revenues increased by $105 million or 6.6 per cent driven by higher data services revenue growth, partly offset by lower gains on sales of assets. Adjusting for the lower gains on sales of assets, external operating revenues increased by 7.6 per cent.

•                  Data services revenues increased by $130 million or 10.8 per cent, driven by: i) growth in CCBS revenues, primarily due to growth in business volumes resulting from expanded services for existing customers as well as customer growth; ii) increased internet and third wave data service revenues, reflecting higher revenue per customer, as well as an increase in our internet subscriber base; iii) increased health revenues, driven by both business acquisitions and expanded services for existing customers; iv) revenues from our home and business smart technology (including security) lines of business; and v) increased TV revenues. This growth was partly offset by the ongoing decline in legacy data service revenues.

•                  Internet net additions of 28,000 were unchanged over the prior year, as continued net new demand from consumers and businesses was offset by increased deactivations from heightened competitive intensity.

•                  TV net additions were 15,000, a decrease of 9,000, mainly due to heightened competitive intensity and the changing landscape of increased streaming services.

•                  Security net additions of 15,000, reflecting an increase of 11,000, was driven by strong organic growth from enhanced bundling opportunities. Security net additions exclude those of ADT Canada.

•                  Residential voice net losses of 12,000 improved by 1,000 compared to the same period a year ago. The residential voice subscriber losses continue to reflect the trend of substitution to wireless and internet-based services, partially mitigated by our expanding fibre footprint and bundled product offerings, and the success of stronger retention efforts, including lower-priced offerings.

•                  EBITDA of $472 million increased by $67 million or 16.5 per cent, while Adjusted EBITDA of $502 million increased by $44 million or 9.6 per cent, driven by increased contribution from higher internet margins, expansion in our CCBS business from additional services for existing customers and customer growth, higher contribution from our home and business smart technology (including security), and the implementation of IFRS 16. This growth was partly offset by higher employee benefits expense and other costs related to business acquisitions, the continued declines in legacy voice and legacy data services, as well as lower gains on sales of assets.

•                  Applying a retrospective IFRS 16 simulation to fiscal 2018 results, pro forma wireline Adjusted EBITDA growth was approximately 2.6 per cent, or 5.9 per cent adjusting for asset sales.

TELUS sets 2020 consolidated financial targets

TELUS’ consolidated financial targets for 2020 reflect continued growth in data services across wireless and wireline, supported by our strategic investments in advanced broadband technologies, recently closed acquisitions, including ADT Canada and Competence Call Center, a team member culture of delivering customer service excellence, and ongoing focus on operational effectiveness. TELUS’ 2020 financial targets are supportive of the Company’s multi-year dividend growth program first announced in May 2011, under which TELUS has since delivered 18 dividend increases.

In 2020, TELUS plans to continue generating positive subscriber growth in its key growth segments, including wireless, internet, TV, as well as home automation and security. Increasing customer demand for reliable access and fast data services is expected to support continued customer growth. TELUS Health  and TELUS International are also expected to continue contributing to TELUS’ growth profile.

	2019 results ($ millions)	2020 targets ($ millions)

Revenues	14,658	6 to 8 per cent

Adjusted EBITDA(1)	5,693	5 to 7 per cent

Free cash flow(2)	932	1,400 to 1,700

Capital expenditures(3)	2,906	Approximately 2,750

(1)         Adjusted EBITDA for all periods excludes the following: restructuring and other costs, and net gains and equity income or net losses and equity losses related to real estate joint venture developments. In 2020, total restructuring and others costs are expected to be approximately $150 million, as compared to $134 million in 2019.

(2)         Before dividends paid.

(3)         Excludes expenditures for spectrum licences.

The preceding disclosure respecting TELUS’ 2020 financial targets is forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ in the 2019 annual Management’s discussion and analysis filed on the date hereof on SEDAR, especially Section 10 entitled ‘Risks and Risk Management’ thereof which is hereby incorporated by reference, and is based on management’s expectations and assumptions as set out in Section 9.3 entitled ‘TELUS assumptions for 2020’ in the 2019 annual Management’s discussion and analysis.

TELUS announces two-for-one share-split

TELUS announced today that its Board of Directors has approved a two-for-one share split of the Company’s outstanding common shares. On March 17, 2020, TELUS shareholders will receive one additional common share for each common share owned on the record date of March 13, 2020, subject to completion and approval of regulatory filings with the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).

Due bill trading will occur on the TSX and NYSE in connection with the share split. A due bill is an entitlement attached to listed securities undergoing a material corporation action, such as the share split. In this instance, anyone purchasing common shares during the period commencing at the opening of business one trading day prior to the record date (i.e., March 12, 2020) and ending on the payment date (i.e., March 17, 2020), inclusive (the “due bill period”), will receive a right to receive additional common shares issuable as a result of the share split. Any trades that are executed on the TSX or NYSE during the due bill period will be identified to ensure purchasers receive the entitlement to the additional common shares issuable as a result of the share split.  The common shares will commence trading on a post-split basis on March 18, 2020, as of which date the purchases of common shares will no longer have an attaching due bill. The due bill redemption date will be March 19, 2020.

TELUS shareholders do not need to take any action. TELUS’ transfer agent, Computershare Investor Services Inc., will send registered common shareholders a direct registration system advice form, which will represent the additional number of common shares that they are receiving as a result of the share split. This will allow shareholders to hold their additional common shares in a “book entry” form without having a physical share certificate issued. Beneficial shareholders who hold their common shares in an account with their investment dealer or other intermediary will have their accounts automatically updated to reflect the additional shares issued pursuant to the share split in accordance with the applicable brokerage account providers’ usual procedures.

In connection with the share split, the maximum number of common shares TELUS is authorized to issue will increase from 2,000,000,000 to 4,000,000,000.

Dividend Declaration

The TELUS Board of Directors has declared a quarterly dividend of $0.5825 per share (pre share split) on the issued and outstanding Common Shares of the Company payable on April 1, 2020, to shareholders of record at the close of business on March 11, 2020. The first quarter dividend for 2020 reflects an increase of $0.0375 per share or 6.9 per cent (pre-share split) from the $0.5450 (pre-share split) per share dividend declared one year earlier.

TELUS completes acquisition of Competence Call Center

On December 4, 2019, we announced that we had entered into an agreement to acquire 100% of German-headquartered Competence Call Center (CCC) for approximately $1.3 billion (€915 million), less debt assumed and subject to customary closing conditions, including regulatory approvals. Subsequently, the requisite regulatory approvals were obtained and the transaction closed on January 31, 2020. CCC is a provider of higher-value-added business services with a focus on customer relationship management and content moderation. CCC offers its services across 11 European countries and partners with industry-leading global brands primarily from fast-growing technology, media and telecommunications, retail, and travel and hospitality sectors.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•                  Paying, collecting and remitting a total of more than $2.3 billion in taxes in 2019 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted approximately $27 billion in these taxes.

•                  Disbursing spectrum renewal fees of approximately $50 million to Innovation, Science and Economic Development Canada in 2019, as well as paying $931 million for 600 MHz spectrum licenses. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totaled approximately $32 billion.

•                  Investing approximately $2.9 billion in capital expenditures primarily in communities across Canada in 2019 and more than $41 billion since 2000.

•                  Spending $8.0 billion in total operating expenses in 2019, including goods and service purchased of approximately $5.8 billion. Since 2000, we have spent $123 billion and $83 billion respectively in these areas.

•                  Generating a total team member payroll of $2.7 billion in 2019, including payroll taxes of $142 million. Since 2000, total team member payroll totals $48 billion.

•                  Returning more than $1.3 billion in dividends through four quarterly dividend payments declared in 2019 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned nearly $18 billion to shareholders through our dividend and share purchase programs, including approximately $12.5 billion in dividends, representing more than $29 per share.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ fourth quarter 2019 and 2020 targets conference call is scheduled for Thursday, February 13, 2020 at 12:00pm ET (9:00am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available on February 13 until March 15, 2020 at 1-855-201-2300. Please use reference number 1249994# and access code 77377#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our outlook, updates, consolidated financial targets, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from our expectations expressed in or implied by the forward-looking statements.

Our general outlook and assumptions for 2020 are presented in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings in our 2019 annual Management’s discussion and analysis (MD&A). Our key assumptions for 2020 include the following:

•                  Estimated economic growth rates in Canada, B.C., Alberta, Ontario and Quebec of 1.6%, 2.3%, 1.9%, 1.6% and 1.6%, respectively.

•                  Estimated annual unemployment rates in Canada, B.C., Alberta, Ontario and Quebec of 5.9%, 4.7%, 6.9%, 5.7% and 5.0%, respectively.

•                  Estimated annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec of 201,000 units, 39,000 units, 27,000 units, 73,000 units and 46,000 units, respectively.

•                  No material adverse regulatory rulings or government actions.

•                  Continued intense mobile products and services competition and fixed products and services competition in both consumer and business markets.

•                  Continued increase in mobile phone industry penetration of the Canadian market.

•                  Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers seek more mobile connectivity to the internet at faster speeds.

•                  Wireless revenue growth resulting from improvements in subscriber loading, with continued competitive pressure on blended ARPU.

•                  Continued pressure on mobile products and services acquisition and retention expenses, arising from gross loading and customer renewal volumes, competitive intensity and customer preferences. Continued mobile connected devices growth, as our IoT offerings diversify and expand.

•                  Continued growth in fixed products and services data revenue, reflecting an increase in internet, TV and security subscribers, speed upgrades, rate plans with larger data buckets or endless data usage, and expansion of our broadband infrastructure, healthcare solutions, and home and business security offerings.

•                  Continued erosion of residential voice revenue, resulting from technological substitution and greater use of inclusive long distance.

•                  Continued growth of TELUS International revenue and EBITDA generated by expanded services for existing customers and business acquisitions.

•                  Continued focus on our customers first initiatives and maintaining our customers’ likelihood-to-recommend.

•                  Employee defined benefit pension plans: Pension plan expense of approximately $101 million recorded in Employee benefits expense; a rate of 3.10% for discounting the obligation and a rate of 3.20% for current service costs for employee defined benefit pension plan accounting purposes; and defined benefit pension plan funding of approximately $46 million.

•                  Restructuring and other costs of approximately $150 million for continuing operational effectiveness initiatives, with margin enhancement initiatives to mitigate pressures related to intense competition, technological substitution, repricing of our services, increasing subscriber growth and retention costs, and integration costs associated with business acquisitions.

•                  Depreciation and Amortization of intangible assets of approximately $2.85 billion to $2.95 billion.

•                  Income taxes: Income taxes computed at applicable statutory rate of 26.2 to 26.8% and cash income tax payments of approximately $390 million to $470 million (2019 — $629 million).

•                  Further investments in broadband infrastructure as we have reached approximately 70% of our broadband footprint at December 31, 2019, including fibre-optic network expansion and 4G LTE capacity and upgrades, as well as investments in network and systems resiliency and reliability.

•                  Participation in the ISED wireless spectrum auction for 3500 MHz spectrum band, currently expected in late 2020 (specific date unknown as of February 13, 2020).

•                  Continued stabilization in the average Canadian dollar: U.S. dollar exchange rate ($1.33 in 2019).

•                  Continued deployment of access-agnostic technology in our network.

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Regulatory decisions and developments including changes to our regulatory regime (the timing of announcement or implementation of which are uncertain) or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.4 Communications industry regulatory developments and proceedings in our 2019 annual MD&A, such as the potential for government intervention to further increase competition, for example, through mandated wholesale access; the potential for additional government intervention on pricing as committed in the 2019 federal election; federal and provincial consumer protection legislation and regulation; amendments to existing federal legislation; potential threats to unitary federal regulatory authority over telecommunications; regulatory action by the Competition Bureau or other regulatory agencies; spectrum and compliance with licences, including our compliance with licence conditions, changes to spectrum licence fees, spectrum policy determinations such as restrictions on the purchase, sale, subordination and transfer of spectrum licences, the cost and availability of spectrum, and ongoing and future consultations and decisions on spectrum allocation; the impact on us and other Canadian telecommunications carriers of government or regulatory actions with respect to certain countries or suppliers, including the executive order signed by U.S. President Donald Trump permitting the Secretary of Commerce to block certain technology transactions deemed to constitute national security risks and the imposition of additional licence requirements on the export, re-export and transfer of goods, services and technology to Huawei Technologies Co. Ltd. and its non-U.S. affiliates; restrictions on non-Canadian ownership and control of TELUS Common Shares and the ongoing monitoring of and compliance with such restrictions; unanticipated changes to the current copyright regime; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the jurisdictions in which we operate, including as an operator of health clinics.

•                  Competitive environment including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline infrastructure; intense wireless competition, including the ability of industry competitors to successfully combine a mix of internet services and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, services and supporting systems, such as home automation security and Internet of Things (IoT) services for internet-connected devices; wireline voice and data competition, including continued intense rivalry across all services among wireless and wireline telecommunications companies, cable companies, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future mobile phone average billing per subscriber per month (ABPU), mobile phone average revenue per subscriber per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, increased data bucket sizes or flat-rate pricing trends for voice and data, such as our Peace of Mind™ plans and comparable plans recently launched, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential voice and business network access line losses; subscriber additions and retention volumes, and associated costs for wireless, TV and internet services; our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost as content costs per unit continue to grow; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; our ability to compete successfully in customer care and business services (CCBS) given our competitors’ brand recognition, consolidation and strategic alliances, as well as technology development; in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, and global providers that could achieve expanded Canadian footprints; and our ability to successfully develop our smart data solutions business.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice services (local and long distance) resulting from impacts of OTT applications and wireless substitution; a declining overall market for paid TV services, including as a result of content piracy and signal theft, a rise in OTT direct-to-consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or internet-based telephone services; potential declines in mobile phone ABPU and ARPU as a result of, among other factors, substitution by messaging and OTT applications; substitution by increasingly available Wi-Fi services; and disruptive technologies, such as OTT IP services, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services.

•                  Challenges to our ability to deploy technology including: high subscriber demand for data that challenges wireless networks and spectrum capacity levels and may be accompanied by increases in delivery cost; our reliance on information technology and our ability to streamline our legacy systems; the roll-out and evolution of wireless broadband technologies and systems, including video distribution platforms and telecommunications network technologies (broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and our ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for products such as network equipment, TELUS TV® and wireless handsets; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data and our ability to utilize spectrum we acquire; deployment and operation of new wireline broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; and our deployment of self-learning tools and automation that may change the way we interact with customers.

•                  Capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties, affect and are affected by: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity and prepare for a more efficient and timely evolution to 5G wireless services; investments in network resiliency and reliability; the allocation of resources to acquisitions and future wireless spectrum auctions held by Innovation, Science and Economic Development Canada (ISED), including the 3500 MHz and millimetre wave spectrum auctions expected to take place in 2020 and 2021, respectively, and the announcement of a formal consultation on the auctioning of 3800 MHz spectrum, expected to take place in 2022. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or by changes to our regulatory environment.

•                  Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to manage the requirements of large enterprise deals; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent in new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, and additional exposure to litigation or regulatory proceedings.

•                  Data protection including risks that malfunctions or unlawful acts could result in unauthorized access to, change, loss, or distribution of data, which may compromise the privacy of individuals and could result in financial loss and harm to our reputation and brand.

•                  Security threats including intentional damage or unauthorized access to our physical assets or our IT systems and networks, which could prevent us from providing reliable service or result in unauthorized access to our information or that of our customers.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results; business integrations; business product simplification; business process automation and outsourcing; offshoring and reorganizations; procurement initiatives; and real estate rationalization.

•                  Foreign operations and our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations.

•                  Business continuity events including: our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions, delays and economics, including as a result of government restrictions or trade actions; natural disaster threats; epidemics; pandemics; political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of our employee engagement.

•                  Financing and debt requirements including: our ability to carry out financing activities, refinance our maturing debt and/or maintain investment grade credit ratings in the range of BBB+ or the equivalent. Our business plans and growth could be negatively affected if existing financing is not sufficient to cover our funding requirements.

•                  Lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders, and could affect our ability to sustain our dividend growth program through 2022. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors based on our financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on our financial position and outlook, and the market price of TELUS Common Shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the relevant tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including those resulting from changes to applicable accounting standards or the adoption of more aggressive auditing practices by tax authorities, tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits (including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability), or to negotiate and execute upon indemnity rights or other protections in respect of such claims and lawsuits; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•                  Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business, including climate change, waste and waste recycling, risks relating to fuel systems on our properties, and changing government and public expectations regarding environmental matters and our responses.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments; expectations of future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; fluctuations in foreign exchange rates of the currencies in the regions in which we operate; the impact of tariffs on trade between Canada and the U.S., and global implications of the trade dynamic between major world economies.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2019 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect TELUS.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. The forward-looking statements in this news release are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2020 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include significant gains or losses associated with real estate development partnerships, gains on exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments, asset retirements related to restructuring activities and gains arising from business combinations.

Reconciliation of adjusted Net income

	Fourth quarters ended December 31
C$ and in millions	2019	2018	Change
Net income attributable to Common Shares	368	357	11
Add (deduct):
Restructuring and other costs, after income taxes	29	55	(26)
Favourable income tax-related adjustments	(2)	(3)	1
Non-recurring losses and equity losses related to real estate joint ventures, after income taxes	5	—	5
Adjusted Net income	400	409	(9)

Reconciliation of adjusted basic EPS1

	Fourth quarters ended December 31
C$, per share amounts	2019	2018	Change
Basic EPS	0.61	0.60	0.01
Add (deduct):
Restructuring and other costs, after income taxes, per share	0.05	0.09	(0.04)
Non-recurring losses and equity losses related to real estate joint ventures, after income taxes, per share	0.01	—	0.01
Adjusted basic EPS	0.67	0.69	(0.02)

(1) Pre-share split – see TELUS announces two-for-one share-split.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA reconciliation

	Fourth quarters ended December 31
($ millions)	2019	2018
Net income	379	368
Financing costs	175	159
Income taxes	136	122
Depreciation	500	428
Amortization of intangible assets	178	158
EBITDA	1,368	1,235
Add restructuring and other costs included in EBITDA	40	75
EBITDA — excluding restructuring and other costs	1,408	1,310
Add non-recurring losses and equity losses related to real estate joint ventures	5	—
Adjusted EBITDA	1,413	1,310

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting changes that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Fourth quarters ended December 31
($ millions)	2019	2018
EBITDA	1,368	1,235
Deduct non-cash gains from the sale of property, plant and equipment	(8)	(30)
Restructuring and other costs, net of disbursements	(1)	33
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment device financing	(140)	(169)
Effects of lease principal (IFRS 16 impact)	(119)	—
Leases formerly accounted for as finance leases (IFRS 16 impact)	69	—
Other items:
Share-based compensation, net	(55)	(71)
Net employee defined benefit plans expense	19	22
Employer contributions to employee defined benefit plans	(2)	(9)
Interest paid[1]	(180)	(130)
Interest received	—	2
Capital expenditures (excluding spectrum licences)[2]	(742)	(711)
Free cash flow before income taxes	209	172
Income taxes paid, net of refunds	(74)	(40)
Free cash flow	135	132

(1)         Includes $16 million interest paid on lease liabilities for the three months ended December 31, 2019.

(2)         Refer to Note 31 in our 2019 annual Consolidated financial statements for further information.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications and information technology company with $14.7 billion in annual revenue and 15.2 million customer connections spanning wireless, data, IP, voice, television, entertainment, video and security. We leverage our global-leading technology to enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. TELUS Health is Canada’s largest healthcare IT provider, and TELUS International delivers the most innovative business process solutions to some of the world’s most established brands.

Driven by our passionate social purpose to connect all Canadians for good, our deeply meaningful and enduring philosophy to give where we live has inspired our team members and retirees to contribute more than $700 million and 1.3 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world.

For more information about TELUS, please visit telus.com, follow us @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media relations

Francois Gaboury

(438) 862-5136

Francois.Gaboury@telus.com